Exhibit 99.1

NEWS RELEASE
GLAMIS GOLD LTD.
For immediate release

Trading symbol: NYSE, TSX — GLG	February 24, 2006

GLAMIS TO ACQUIRE WESTERN SILVER
February 24, 2006 – Reno, Nevada – Glamis Gold Ltd. (“Glamis”) (NYSE, TSX: GLG) today announced an agreement to acquire, through an agreed plan of arrangement, all outstanding shares of Western Silver Corp. (“Western Silver”) (TSX: WTC; AMEX: WTZ) for a total consideration of approximately C$1.2 billion, or approximately US$1.0 billion.
Under the plan of arrangement, each Western Silver shareholder will receive 0.688 of a Glamis common share and one share in a new exploration and development company (“ExploreCo”) for each issued Western Silver share. Western Silver will transfer to ExploreCo approximately C$38 million in cash, its interest in the Carmacks Copper Project in the Yukon and an early-stage exploration project in Mexico.
Based on the 20-day volume weighted average trading price for both companies’ common shares on the Toronto Stock Exchange, the transaction values each Western Silver share at C$23.96 plus the value of each ExploreCo share, estimated to be C$0.89 based on the book value of the assets and cash. On this basis, total consideration received by Western Silver shareholders represents a premium of approximately 40 percent.
The transaction is subject to completion of a definitive arrangement agreement, approval by Western Silver shareholders and the receipt of regulatory approvals. The transaction is not subject to due diligence, and is expected to close in May of 2006.
“Western Silver’s Peñasquito project is a world class development asset that will significantly increase our gold and silver reserves and extend our sector-leading growth profile,” said Kevin McArthur, President and Chief Executive Officer of Glamis. “Our shareholders gain a long-term precious metals asset in one of the world’s most attractive mining jurisdictions. We will be moving quickly to engage our proven mine-building team to unlock the value of this project.”
The Boards of Directors of both companies have unanimously approved the transaction. The Board of Directors of Western Silver has received an opinion from Macquarie North America Ltd. that the transaction is fair, from a financial point of view, to Western Silver shareholders. Officers and directors of Western Silver have agreed to enter into lock-up and support arrangements with Glamis under which they have agreed to vote in favor of the transaction. In the event that the transaction is not completed, Western Silver has agreed to pay Glamis a termination fee equal to 3.5 percent of Western Silver’s market capitalization, under certain circumstances.

“This transaction provides Western Silver shareholders with a substantial premium and participation in a precious metals company with a stable of low-cost producing mines, an attractive portfolio of development properties and exciting exploration upside,” said Dale Corman, Chairman and Chief Executive Officer of Western Silver. “Glamis’ development experience and skills should help ensure that Peñasquito is rapidly developed for the benefit of all stakeholders.”
The transaction presents a number of advantages:
•	Significantly improves Glamis’ gold leverage by increasing proven and probable gold reserves per share;

•	Builds on Glamis’ growing position as a significant producer of silver;

•	Extends Glamis’ superior growth profile with an outstanding project pipeline and exploration portfolio;

•	Adds a high-quality, low-cost asset with a long mine life and outstanding prospects for discovery and reserve expansion;

•	Maintains operations focus entirely in the Americas, with reserves based predominantly in NAFTA countries;

•	Leverages experienced management with a proven track record of integrating acquisitions and creating fundamental value;

•	Results in a transaction that will be immediately accretive to Glamis’ net asset value per share, and accretive to earnings per share and cash flow per share, following commencement of production at Peñasquito.
“This transaction will allow us to immediately exceed our three-year objective to grow proven and probable gold reserves to over ten million ounces,” added McArthur. “Peñasquito will become the next cornerstone mine in the Glamis portfolio.”
Orion Securities Inc. acted as exclusive financial advisor to Glamis. Macquarie North America Ltd. acted as financial advisor to Western Silver.
Glamis will host a conference call and webcast presentation to discuss the acquisition this morning at 10:30 am EST. The call can be accessed by dialing 1-866-500-7706 in the United States and Canada or 1-416-849-2724 internationally. A replay of the call will be available until March 6, 2006 by dialing 1-800-839-9820 in the United States or Canada, or 1-402-220-4281 internationally and entering Conference ID #5929395.
To connect to the simultaneous webcast presentation, participants should go to the Glamis Gold Ltd. website at www.glamis.com and click on the link on the main page. Accompanying slides may also be downloaded from the Glamis website.

About Glamis Gold

Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to over 700,000 ounces in 2007. The Company remains 100 percent unhedged.
About Western Silver
Western Silver Corporation is a publicly-traded mineral exploration company focused on discovering and developing silver properties in the Americas. The Company has 100% control of one of the world’s largest open pittable silver-gold-zinc-lead deposits at Peñasquito, central Mexico, an area with excellent infrastructure and low political risk. An independent feasibility study has concluded that Peñasquito has robust economics, significant expansion possibilities and upside, and should be developed immediately. Western Silver also has an interest in the world-class San Nicolas zinc-copper project in Mexico with Teck Cominco and owns the Carmacks Copper Project in the Yukon.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements, include, but are not limited to those with respect to, the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, Glamis’ hedging practices, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or statements that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Glamis Gold Ltd.	Website:	www.glamis.com
5190 Neil Road, Suite 310	email requests for investor packets to:	info@glamis.com
Reno, NV 89502	email questions/correspondence to:

Investor Inquiries:
At Glamis:
Jeffrey A. Wilhoit
Director, Investor Relations	1-775-827-4600 ext. 3104	jeffw@glamis.com

At Western Silver:
Gerald Prosalendis
VP Corporate Development	1-604-684-9497 gprosalendis@westernsilvercorp.com

-or-
Tom Patton
President and COO	1-604-684-9497	tpatton@westernsilvercorp.com

Media Inquiries:
At Glamis:
Joe Danni
VP, Corporate Relations	1-775-826-4600 ext. 3123	joed@glamis.com

-or-
John Lute
President, Lute & Company	1-416-929-5883 ext. 222	jlute@luteco.com

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